TRANSFORMATION OUR STRATEGY AT WORK 2 0 2 3 A N N U A L R E P O R T

CORPORATE PROFILE

Ryder System, Inc. is a $12 billion fully integrated port-to-door logistics and transportation company. We operate behind the scenes managing critical fleet, transportation, and supply chain functions for more than 40,000 customers, many of which make products consumers use every day.

DIVERSIFIED CUSTOMER BASE

- 21% Food & Beverage
- 18% Retail & Consumer Goods
- 15% Transportation & Logistics
- 13% Automotive
- 10% Industrial
- 7% Housing
- 5% Technology
- 5% Business & Personal Services
- 6% Other



41%
OF TOTAL REVENUE

SCS **Ryder's Supply Chain Solutions** business segment offers companies an end-to-end suite of solutions that includes warehousing, distribution, transportation logistics, e-commerce and omnichannel fulfillment, and last mile delivery to turn logistics networks into competitive advantages.



15%
OF TOTAL REVENUE

DTS **Ryder's Dedicated Transportation Solutions** business segment provides customers all the benefits of a private fleet by combining the best of Ryder's leasing and maintenance capabilities with the safest and most professional drivers and technology in the industry.



44%
OF TOTAL REVENUE

FMS **Ryder's Fleet Management Solutions** business segment offers full-service leasing, contract maintenance, and commercial rental of trucks, tractors, and trailers to help businesses of all sizes across virtually every industry deliver for their customers.



1933
YEAR FOUNDED

~47,500
FULL TIME EMPLOYEES

~41,000
COMMERCIAL CUSTOMERS

248,900
VEHICLES SERVICED

$10B
FREIGHT UNDER MANAGEMENT

>100M
SQ. FT. OF WAREHOUSE SPACE

NYSE: R
Ryder System, Inc.

LEADING PROVIDER OF OUTSOURCED LOGISTICS AND TRANSPORTATION SOLUTIONS IN NORTH AMERICA

TRANSFORMATION. Our Strategy at Work

TRANSFORMATIVE BUSINESS MODEL CHANGES: 2018 - TODAY

DE-RISK AND OPTIMIZE THE MODEL	ENHANCE RETURNS & FREE CASH FLOW	DRIVE LONG-TERM PROFITABLE GROWTH
CHOICELEASE Less reliance on vehicle proceeds; pricing residuals significantly reduced	CHOICELEASE Expanded pricing spreads by segment; $125M annual benefit by 2025	REVENUE MIX 56% asset-light (SCS/DTS); up from 44% in 2018
FMS BUSINESS MIX Exited UK and liability insurance coverage lines	VEHICLE MAINTENANCE COSTS $100M+ annual cost reduction; higher warranty coverage	SCS GROWTH 24% 3-year CAGR; up from 16% in 2018
	FREE CASH FLOW Positive most years and over cycle - moderate fleet growth	

2023 HIGHLIGHTS

19%
Adjusted ROE

$460M
Returned to shareholders through buybacks and dividends

15%
Dividend Increase



1 I RYDER 2023 ANNUAL REPORT

TRANSFORMATION. Our Strategy at Work

> "Actions taken to de-risk the business model, enhance returns and drive profitable growth are contributing to our significant outperformance versus prior cycles."
>
> ROBERT SANCHEZ
> Chair and Chief Executive Officer

KEY ATTRIBUTES OF TRANSFORMED BUSINESS MODEL

GROWTH FROM LARGE ADDRESSABLE MARKETS AND SECULAR TRENDS

- Only 5-25% of US addressable market is outsourced
- Market demand for supply chain resiliency and optimization
- Labor challenges and vehicle technology complexity

RECURRING REVENUE FROM HIGH-PERFORMING CONTRACTUAL PORTFOLIO (LEASE, SCS, DTS)

- ~85% of operating revenue from long-term contracts
- Reduced reliance on used vehicle proceeds to achieve returns
- Expanded pricing spreads by customer segment
- Diversified SCS revenue base

COST MANAGEMENT DISCIPLINE

- Leverage scale for cost and operational efficiencies
- Maintenance cost savings
- Zero-based budgeting

INVESTMENT AND INNOVATION TO SUPPORT BALANCED GROWTH STRATEGY

- Disciplined capital allocation
- Completed ~$1.2B of strategic acquisitions since 2018
- Technology investments

More resilient business model outperforms prior cycles

PRE-TRANSFORMATION
2018
FREIGHT CYCLE PEAK

RYDER TODAY
2023
FREIGHT CYCLE DOWNTURN



$5.95
$12.95
Comparable EPS
13%
19%
Adjusted ROE
16%
24%
SCS Revenue 3-Yr CAGR
$1.7B
$2.4B
Operating Cash Flow

Adjusted ROE and comparable EPS are non-GAAP financial measures. For a reconciliation of these non-GAAP financial measures, see pages 45-52 of our Annual Report on Form 10-K for the year ended December 31, 2023.

2 I RYDER 2023 ANNUAL REPORT

CEO Letter | Performance | Ahead of the Curve | Sustainability | Corporate Information



ROBERT SANCHEZ

Chair and Chief Executive Officer

Pre-Transformation
2018

- 44% SCS/DTS
- 56% FMS


Revenue
$8.4B

Accelerated growth in SCS/DTS transforms revenue mix

Ryder Today
2023

- 56% SCS/DTS
- 44% FMS


Revenue
$11.8B

DEAR SHAREHOLDERS:

I am extremely proud of the Ryder team for continuing to execute our balanced growth strategy and for delivering strong results again in 2023. Our operating performance continues to demonstrate that the transformative changes we've made to de-risk our business model, enhance returns and free cash flow, and drive long-term profitable growth have significantly increased the earnings and return profile of the business relative to prior cycles. Secular trends continue to favor transportation and logistics outsourcing, and our operational expertise and strategic investments continue to enable us to create value for customers and shareholders.

2023 RESULTS

Our 2023 performance clearly illustrates the significant impact our balanced growth strategy is having on our earnings and return profile versus prior cycles. In 2018, prior to the implementation of the balanced growth strategy, we generated comparable earnings per share (EPS) from continuing operations of $5.95 and adjusted return on equity (ROE) of 13%. This was during peak freight cycle conditions. At that time, the majority of our $8.4 billion total revenue was from our Fleet Management Solutions (FMS) business. Our Supply Chain Solutions (SCS) business revenue had a 3-year growth rate of 16%, and operating cash flow was $1.7 billion.

In 2023, during a freight cycle downturn, our transformed model generated meaningfully higher earnings and returns than it did during the 2018 peak. Comparable EPS from continuing operations was $12.95, and ROE was 19%. Through organic growth, strategic acquisitions, and innovative technology, we have shifted our revenue mix toward SCS and Dedicated Transportation Solutions (DTS), with 56% of 2023 revenue coming from these more asset-light businesses compared to 44% in 2018. The SCS three-year growth rate has also increased to 24%.

The business generated strong operating cash flow of $2.4 billion, reflecting contractual growth, partially offset by lower rental demand. We continued to return capital to shareholders through buybacks and dividends. During 2023, we repurchased 3.6 million shares. Since 2021, we have repurchased approximately 16% of our shares outstanding. We also increased our dividend by 15% mid-year.

Adjusted ROE, comparable EPS, and free cash flow are non-GAAP financial measures. For a reconciliation of these non-GAAP financial measures, see pages 37, 45-52 of our Annual Report on Form 10-K for the year ended December 31, 2023.

3 I RYDER 2023 ANNUAL REPORT

CEO Letter | Performance | Ahead of the Curve | Sustainability | Corporate Information



As we invest in the future of Ryder, we are also taking steps to further strengthen and widen the reach of the Ryder brand. In February 2023, we announced our sponsorship and advertising campaign with professional golfer Sam Ryder, now in his seventh season on the PGA TOUR®.

I'm encouraged by the results of our transformation thus far and am confident that our solid execution in 2023 and momentum from multi-year initiatives position us well for 2024 and beyond.

INVESTING IN THE FUTURE

We continue to reaffirm our commitment to growing the business through a combination of organic growth and strategic acquisitions. In November 2023, we completed the acquisition of Impact Fulfillment Services ("IFS"), which added contract packaging and contract manufacturing to our SCS service offerings and expanded our warehousing business. The acquisition of IFS also provides us with the opportunity to enhance existing customer relationships, as well as develop new relationships with a blue chip customer base that includes some of the largest and best-known consumer brands in the United States. More recently, in February 2024, we completed the acquisition of Cardinal Logistics, further strengthening our position as a leading provider of customized dedicated transportation solutions in North America.

In July 2023, Torque by Ryder™ expanded into new markets with its offering of retail mobile maintenance at a business's location with no long-term contract. Torque by Ryder provides a portfolio of maintenance solutions with its fleet of fully equipped mobile maintenance trucks and professionally trained technicians.

Moving into 2024, advanced vehicle technologies will be top-of-mind for many of our customers, with some already having questions about how to electrify their fleets. In May 2023, we rolled out RyderElectric+™, a new turnkey solution with electric vehicle advisory, vehicle lease, charging, telematics, and maintenance services. In September 2023, we deployed additional light duty electric vehicles into our rental fleet.

CORPORATE RESPONSIBILITY

In 2023, we published our annual Corporate Sustainability Report for 2022, outlining our initiatives and investments in sustainability. These investments and our progress demonstrate our commitment to maintaining economic viability with an eye towards the future. We expect these initiatives will continue to generate value for our company and our stakeholders as a trusted logistics and transportation provider, grounded by strong governance.

4 I RYDER 2023 ANNUAL REPORT

Ryder is fully committed to having a direct positive impact on the many communities where our employees work and live. In October 2023, we hosted our annual United Way workplace campaign and Ryder employees showed their generosity as never before. Between employee contributions and Ryder’s corporate gift, we raised a record $1.1 million. Continuous improvement is a key philosophy in logistics and a way of life at Ryder, as reflected in our corporate tagline “Ever better!” We continually strive to make Ryder a better provider for our customers, a better place to work for our employees, and a better corporate citizen for the communities we support. I’m proud to say our efforts did not go unnoticed in 2023. For the 12th consecutive year, FORTUNE® named us among its “World’s Most Admired Companies,” while Newsweek named Ryder one of the “Most Trustworthy Companies in America.” Two of Ryder’s largest customers, Toyota North America and General Motors, honored us with their “Innovation” and “Overdrive” awards, respectively. In addition, the U.S. EPA recognized us for our Leadership in Environmental Performance, ranking us among the top 2% of all SmartWay truck carriers. Of course, one of our most important distinctions is being an employer of choice. That’s why I was proud to see Ryder named among Forbes “America’s Best Large Employers” in 2023. On behalf of Ryder’s leadership team and all our employees, thank you for your investment and confidence in Ryder. We remain focused on executing our balanced growth strategy, which we believe will continue to deliver value to our customers and shareholders. Sincerely, Robert Sanchez Chair and Chief Executive Officer March 2024 “We continually strive to make Ryder a better provider for our customers, a better place to work for our employees, and a better corporate citizen for the communities we support.” CEO Letter | Performance | Ahead of the Curve | Sustainability | Corporate Information 5 | RYDER 2023 ANNUAL REPORT

CEO Letter | **Performance** | Ahead of the Curve | Sustainability | Corporate Information

(in millions, except per share amounts)

Adjusted ROE


21%
29%
19%
2021
2022
2023

Comparable EBITDA


$2,433
$2,722
$2,665
2021
2022
2023

Comparable EPS


$9.58
$16.37
$12.95
2021
2022
2023

Cash Flow from Operations


$2,175
$2,310
$2,353
2021
2022
2023

Operating Revenue


$7,828
$9,280
$9,497
2021
2022
2023

Dividend Per Common Share


$2.28
$2.40
$2.66
2021
2022
2023

Adjusted ROE, comparable EBITDA, comparable EPS, and operating revenue are non-GAAP financial measures.
For a reconciliation of these non-GAAP financial measures, see pages 37, 45-52 of our Annual Report on Form 10-K for the year ended December 31, 2023.

6 I RYDER 2023 ANNUAL REPORT

CEO Letter | Performance | **Ahead of the Curve** | Sustainability | Corporate Information



STAYING AHEAD OF THE CURVE

EXPANDING SCS CAPABILITIES

IFS ACQUISITION

With the 2023 acquisition of Impact Fulfillment Services (IFS), Ryder gained new capabilities in contract packaging and contract manufacturing in both food and non-food products. While Ryder already serves the top 10 U.S. food and beverage companies, the acquisition is expected to continue to expand and strengthen those relationships while also attracting new customers in additional verticals, especially in retail, health, and beauty.

"We see considerable opportunity to leverage our new capabilities across industry verticals. As a fully integrated port-to-door logistics provider, we're in a position to deliver significantly increased value for customers looking for more advanced supply chain solutions."

STEVE SENSING

President, Supply Chain Solutions and Dedicated Transportation Solutions

UPDATE ON OTHER ACQUISITIONS

In addition to Ryder's acquisition of IFS, acquisitions in e-commerce and multiclient warehousing also support the company's strategy to accelerate profitable growth in its supply chain business.

In e-commerce, Ryder expanded its e-fulfillment portfolio with a proven technology and operating platform that enables digitally native and omnichannel retailers to easily scale. It has added an impressive roster of consumer brand names and entered new e-commerce industry verticals in health, beauty, and cosmetics. Ryder's e-commerce fulfillment solution now delivers to 100% of the U.S. within two days and 60% of the U.S. within one day.

Ryder also continues to build out its multiclient warehouse network, providing an entry point for emerging brands looking for a third-party logistics provider that can help them scale, and offering existing customers storage for inventory overflow.

When you combine these expanded capabilities with Ryder's flexible mix of end-to-end transportation logistics solutions, including the Ryder Last Mile delivery network for big-and-bulky goods, Ryder offers an incredible value for customers looking for greater flexibility, efficiency, and ultimately, resiliency.

INVESTED
$1.2 Billion
IN SCS ACQUISITIONS SINCE 2018



7 I RYDER 2023 ANNUAL REPORT

CEO Letter | Performance | **Ahead of the Curve** | Sustainability | Corporate Information

"We're investing in the brightest technology minds and providing them with the space and freedom to create, so we can continue to build on the strategic investments we've made to develop, acquire, and invest in innovative technologies, products, and services that help make our customers' logistics networks more efficient and resilient."

KAREN JONES

Executive Vice President and Chief Marketing Officer

STAYING AHEAD OF THE CURVE

INVESTING IN INNOVATIVE TECHNOLOGIES

RYDERSHARE™

Ryder's one-of-a-kind visibility and collaborative logistics technology RyderShare™ enables everyone involved in moving goods through supply chains – shippers, receivers, carriers, and service providers – to work together in real-time to prevent costly delays and find efficiency gains.

It's the only digital platform by a 3PL that provides end-to-end visibility, collaboration, and exception management as goods move inbound on trucks to within the walls of warehouses and distribution centers and, ultimately, outbound to their final destinations.

To date, RyderShare has logged more than 13 million shipments with customers realizing significant improvements in productivity, labor efficiency, on-time delivery performance, and instant revenue recognition.

BATON, A RYDER TECHNOLOGY LAB

Following the acquisition of logistics tech startup Baton in 2022, Ryder established an innovation lab based in Silicon Valley. The mission of Baton, A Ryder Technology Lab is to pioneer a suite of groundbreaking customer-facing technologies designed to revolutionize how Ryder's customers interact with their transportation and supply chain networks. These technologies will digitize and optimize networks at a level not currently available in the industry and will prepare Ryder for future advancements.

Baton's first challenge is to create a first-of-its-kind, AI-powered digital platform and optimization engine that facilitates a new, integrated approach to managing transportation networks for customers where seasonality and fluctuating demand inhibit the continuous use of resources.


008
020
028

8 I RYDER 2023 ANNUAL REPORT

CEO Letter | Performance | **Ahead of the Curve** | Sustainability | Corporate Information



TORQUE BY RYDER™

In 2023, Ryder launched Torque by Ryder™, a new service offering retail mobile maintenance at a business's location with no long-term contract. Torque by Ryder operates separately from Ryder's existing fleet maintenance locations and with a separate vehicle technician workforce, offering customers a first-of-its-kind retail maintenance solution that combines the convenience of mobile maintenance with the simplicity of a transactional model. In addition, Torque by Ryder is positioned to provide off-hours maintenance, minor repairs, and Federal DOT inspection services for fleets and trailers.

Torque by Ryder is currently available in 22 markets in 11 states, with plans to expand into additional states over the next year. Driven by the growing demand for agile technology-based solutions, Torque by Ryder was created to provide fleet managers with a new and more convenient way to procure retail maintenance that maximizes fleet uptime.

WAREHOUSE AUTOMATION

To keep customers ahead of ever-changing omnichannel fulfillment demands, Ryder continues to invest in technologies that deliver advanced automation solutions that are mobile, flexible, and scalable, as well as require minimum investment and deliver maximum return. Ryder smart warehouses feature goods-to-person technology, such as automated storage-and-retrieval systems and autonomous mobile robots, to improve efficiency, mitigate warehouse labor challenges, optimize space, enable scalability, and increase productivity – all of which lead to improved resiliency.



9 I RYDER 2023 ANNUAL REPORT

CEO Letter | Performance | **Ahead of the Curve** | Sustainability | Corporate Information

"Ryder has a strong history of identifying cutting-edge vehicle technology, while functioning as an extended research and development partner for our customers. Through close collaboration with both customers and electric vehicle technology providers, Ryder stands at the forefront of fleet management innovation as we continuously strive to implement efficient, low-carbon strategies that align with the operational objectives of our customers."

TOM HAVENS

President, Fleet Management Solutions

STAYING AHEAD OF THE CURVE

POSITIONING FOR NEXT GENERATION VEHICLES


Ryder
ELECTRIC VEHICLE


ELECTRIC
VEHICLE

RYDERELECTRIC+™

Ryder unveiled its new turnkey electric vehicle (EV) fleet solution RyderElectric+™, which helps our customers navigate the EV landscape and provides electrification advisory services, vehicles, charging, telematics, and maintenance all for one price. By combining Ryder's industry expertise, its network of facilities, and the best-in-class relationships with vehicle, charging and telematic providers, RyderElectric+ helps companies adopt and maintain an electric fleet that fits their needs. Ryder's aim is to help make the integration of electric vehicles simple by offering solutions that are streamlined through one provider, at one cost, and under one contract package.

NEXT GENERATION COMMERCIAL VEHICLES

To ensure Ryder customers have access to the most modern fleets in the industry, Ryder collaborates with leading truck manufacturers and vehicle technology innovators. In 2023, Ryder added electric vans to its rental fleet in three regions and purchased EVs for Ryder ChoiceLease customers under RyderElectric+. In addition, charging and infrastructure capabilities were set up in key facilities to support Ryder's rental fleet expansion.

10 I RYDER 2023 ANNUAL REPORT

CEO Letter | Performance | **Ahead of the Curve** | Sustainability | Corporate Information

"We continue to evolve our solutions by adding new capabilities and making strategic investments in customer-facing technologies that enhance our existing suite of services."

STEVE SENSING
President, Supply Chain Solutions and Dedicated Transportation Solutions



ASSET SHARING



E-COMMERCE FULFILLMENT



SUPPLY CHAIN MANAGEMENT



DATA & ANALYTICS



TRANSPORTATION & SUPPLY CHAIN TECHNOLOGY



NEXT GENERATION VEHICLES

STAYING AHEAD OF THE CURVE
LEVERAGING TRENDS IN LOGISTICS


ONE
MAERSK



NEAR-SHORING

Supply chains are facing a range of challenges, from the need to get products to consumers quickly to rising labor costs to geopolitical instability. Because of this, near-shoring has emerged as a popular strategy for companies looking to optimize their supply chains.

At Ryder, the strength of our operations in Canada, Mexico, and the U.S. puts us in a leading position to help companies that want to near-shore their operations. In addition to leveraging this expertise, we develop relationships with local authorities, enabling us to deliver comprehensive, safe, and fast cross-border solutions.

Our solutions for companies choosing to near-shore their operation help improve speed to market, get companies closer to customers, and allow them to gain access to new markets by leveraging an established infrastructure and geographic footprint.

RYDERVENTURES

Through RyderVentures, our $50 million corporate venture capital fund, we're committed to investing in and collaborating with start-up companies that are tackling disruptions in our industry, driven by accelerating demand for e-commerce fulfillment, commercial asset sharing, next generation vehicles, and digital technologies. With RyderVentures, we gain early access to emerging technologies that address our customers' pain points and help speed them to market. To date, RyderVentures has made investments in start-ups that range from warehouse automation to autonomous vehicles, computer vision to mobile carbon capture, among others.

11 I RYDER 2023 ANNUAL REPORT

CEO Letter | Performance | Ahead of the Curve | **Sustainability** | Corporate Information

"Sustainability is integrated into the solutions we develop for our customers and is a key component of our operational excellence. At the core of our success are our employees, who drive remarkable safety performance, innovative solutions, and record-breaking charitable giving."

ROBERT SANCHEZ

Chair and Chief Executive Officer

OUR KEY ESG TOPICS

ENVIRONMENTAL

Air Quality
Energy
Environmental management
Greenhouse gas emissions

SOCIAL

Accident and safety management
Diversity, equity, and inclusion
Employee engagement
Employee health and safety
Employee talent and development
Employment
Human rights
Labor management
Non-discrimination

GOVERNANCE

Anti-corruption
Business ethics and integrity
Customer privacy
Data security
Supply chain management

SUSTAINABILITY

Sustainability at Ryder is about being thoughtful, purposeful, and focused on the areas of environmental, social, and governance (ESG). Our sustainability initiatives guide innovations to improve safety and efficiency, reduce emissions, and inspire our team to develop the best solutions for our customers.

ENVIRONMENTAL

Ryder is committed to reducing our environmental footprint through efficiency and innovation. Our environmental programs reflect our commitment to conserve resources and mitigate costs, while investing in our buildings, fleet, and emerging technologies to enhance operational efficiencies.

SOCIAL

We strive to create a high-performance culture that embraces diverse perspectives and experiences while ensuring our employees have opportunities to develop skills needed to grow and excel. Our priority is the safety of our employees, customers, and the public, which is enhanced through training and technology. We develop our talent by providing a safe, collaborative, and innovative work environment.

GOVERNANCE

We are proud to be a trusted logistics and transportation partner, grounded by strong governance. We value our relationships with investors and maintain a strong governance profile that provides shareholders with meaningful participation rights. At Ryder, upholding high standards of governance and ethical behavior is important to our long-term growth and success.

LEARN MORE ABOUT RYDER'S SUSTAINABILITY REPORTING AND INITIATIVES HERE.

Ryder's Corporate Sustainability Report references the Global Reporting Initiative (GRI) Standards, Sustainability Accounting Standards Board (SASB) Air Freight & Logistics Standards, and Task Force on Climate-Related Financial Disclosures (TCFD).


2022

12 I RYDER 2023 ANNUAL REPORT

EXECUTIVE OFFICERS ROBERT E. SANCHEZ Chair and Chief Executive Officer JOHN J. DIEZ Executive Vice President and Chief Financial Officer THOMAS M. HAVENS President, Fleet Management Solutions J. STEVEN SENSING President, Supply Chain Solutions and Dedicated Transportation Solutions STEVE W. MARTIN Executive Vice President, Dedicated Transportation Solutions ROBERT D. FATOVIC Executive Vice President, Chief Legal Officer and Corporate Secretary KAREN M. JONES Executive Vice President and Chief Marketing Officer FRANCISCO LOPEZ Executive Vice President and Chief Human Resources Officer SANFORD J. HODES Senior Vice President and Chief Procurement and Corporate Development Officer RAJEEV RAVINDRAN Executive Vice President and Chief Information Officer CRISTINA GALLO-AQUINO Senior Vice President, Controller and Principal Accounting Officer BOARD OF DIRECTORS ROBERT E. SANCHEZ Chair and Chief Executive Officer ROBERT J. ECK 2,3,5 Retired Chief Executive Officer of Anixter International Inc. ROBERT A. HAGEMANN 1,4 Retired Senior Vice President and Chief Financial Officer of Quest Diagnostics Incorporated MICHAEL F. HILTON 2,3 Retired President and Chief Executive Officer of Nordson Corporation TAMARA L. LUNDGREN 1,3 Chairman, President and Chief Executive Officer of Radius Recycling LUIS P. NIETO, JR. 2,4 Retired President of the Consumer Foods Group for ConAgra Foods Inc. DAVID G. NORD 1,4 Retired Chairman, President and Chief Executive Officer of Hubbell Incorporated ABBIE J. SMITH 1,4 Professor of Accounting at the University of Chicago Booth School of Business E. FOLLIN SMITH 2,3 Retired Executive Vice President, Chief Financial Officer and Chief Administrative Officer of Constellation Energy Group, Inc. DMITRI L. STOCKTON 2,4 Retired Chairman, President and CEO of GE Asset Management CHARLES M. SWOBODA 1,3 Retired Chairman, President and Chief Executive Officer of Cree, Inc. NEW YORK STOCK EXCHANGE NYSE: R ANNUAL MEETING Ryder System, Inc. will be hosting its Annual Meeting of Shareholders on Friday, May 3, 2024, at 10 am EDT. The Annual Meeting will be held in person at the Hotel Colonnade Coral Gables, 180 Aragon Avenue, Coral Gables, Florida 33134. INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM PricewaterhouseCoopers LLP TRANSFER AGENT AND REGISTRAR EQ Shareholder Services Post Office Box 64854 St. Paul, MN 55164-0854 (866) 927-3884 (651) 450-4085 (fax) www.shareowneronline.com Outside the U.S. (651) 450-4064 D I V I D E N D R E I N V E S T M E N T P L A N Shareholders may automatically reinvest their dividends and cash in additional shares of Ryder System, Inc. stock by enrolling in the Company’s Dividend Reinvestment Plan. Information about the Dividend Reinvestment Plan may be obtained by contacting: EQ Shareholder Services Post Office Box 64854 St. Paul, MN 55164-0854 (866) 927-3884 (651) 450-4085 (fax) www.shareowneronline.com Outside the U.S. (651) 450-4064 For Dividend Reinvestment Plan Optional Cash Investments: EQ Shareowner Services Post Office Box 64856 St. Paul, MN 55164-0856 PHYSICAL ADDRESS RYDER CORPORATE HEADQUARTERS 2333 Ponce de Leon Blvd. Suite 700 Coral Gables, FL 33134 INVESTOR RELATIONS https://investors.ryder.com (305) 500-4053 RyderForInvestors@ryder.com CALENE CANDELA Vice President, Investor Relations ccandela@ryder.com NICOLE DOMINGUEZ Group Director, Investor Relations nicole_dominguez@ryder.com BOARD COMMITTEE MEMBERSHIP 1-Audit Committee 2-Compensation Committee 3- Corporate Governance and Nominating Committee 4-Finance Committee 5-Lead Independent Director CEO Letter | Performance | Ahead of the Curve | Sustainability | Corporate Information 13 | RYDER 2023 ANNUAL REPORT

Ryder Headquarters 2333 Ponce de Leon Blvd. Suite 700 Coral Gables, FL 33134 www.ryder.com